

Anthony Stark · 3rd

CEO at Stark Therapeutic

Los Angeles, California, United States · 153 connections ·

Contact info

 **Stark Therapeutics Corporation**

 **University of Wiscon Madison**

Experience



Founder

Stark Therapeutics Corporation

Dec 2018 – Present · 1 yr 8 mos

Education



University of Wisconsin-Madison

Human/Medical Genetics

2015 – 2018

Licenses & Certifications



Repositories and Genetic Research

CITI Program, A Division of BRANY

Issued Sep 2018 · No Expiration Date

Credential ID 28295034



Human Subjects Research; IRB Member/Staff Basic Course
CITI Program, A Division of BRANY
Issued Aug 2018 · No Expiration Date
Credential ID 28295031



Good Clinical Practice for Drug/Device Researchers
CITI Program, A Division of BRANY
Issued Aug 2018 · Expires Aug 2021
Credential ID 28287500

Skills & Endorsements

Strategic Planning

Leadership

Genetic Engineering

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